Exhibit 99.2
                                                                    ------------

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                        Telewest Finance (Jersey) Limited

                   Directors' report and financial statements

                                31 December 2000

                             Registered number 77278

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
Telewest Finance (Jersey) Limited

Directors' report and financial statements


Contents                                                     Page

Company information                                             2

Directors' report                                           3 - 4

Report of the auditors                                          5

Profit and loss account                                         6

Balance sheet                                                   7

Notes                                                      8 - 12

Additional information for US investors                        12

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Telewest Finance (Jersey) Limited

Company information



Directors                CJ Burdick
                         AN Singer
                         AK Illsley       (Resigned 19 April 2000)
                         VM Hull          (Resigned 18 August 2000)
                         SS Cook          (Appointed 18 August 2000)


Company secretary        JM Laver         (Resigned 1 August 2000)
                         C Burns          (Appointed 1 August 2000)


Registered office        Whiteley Chambers
                         Don Street
                         St Helier
                         Jersey
                         JE4 9WG


Auditors                 KPMG Audit Plc
                         PO Box 695
                         8 Salisbury Square
                         London
                         EC4Y 8BB


Solicitors               Freshfields
                         65 Fleet Street
                         London
                         EC4Y 1HS

                         Weil, Gotshal & Manges LLP
                         One South Place
                         London EC2M 2WG

Telewest Finance (Jersey) Limited

Directors' report for the period ended 31 December 2000


The directors present their annual report and the audited financial statements for the period from the date of incorporation, 16 May 2000 to 31 December 2000.

Review of the business and principal activities

The Company's principal activity has been the raising of finance.

Results and dividends

The results for the period ended 31 December 2000 and the financial position of the Company are shown in the financial statements. The directors do not recommend the payment of a dividend in respect of the year.

Directors and directors' interests

The directors who held office during and subsequent to the year were as follows:

CJ Burdick
AN Singer
AK Illsley                 (Resigned 19 April 2000)
VM Hull                    (Resigned 18 August 2000)
SS Cook                    (Appointed 18 August 2000)


None of the directors who held office at the end of the financial year had any disclosable interest in the shares of the Company or other fellow subsidiary undertakings.

At 31 December 2000, CJ Burdick, AN Singer and SS Cook were directors of Telewest Communications plc and their interest in the ordinary share capital of Telewest Communications plc at 31 December 2000 and the beginning of the year or date of appointment are disclosed in the directors' report attached to the financial statements of that company.

During the financial year, no rights to subscribe for shares in the Company or fellow subsidiary undertakings were granted to or exercised by any director who held office at the end of the financial year or by any member of his or her immediate family.

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Telewest Finance (Jersey) Limited

Directors' report (continued)


Statement of directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. In preparing those financial statements, the directors are required to:

o        select suitable accounting policies and then apply them consistently;

o        make judgements and estimates that are reasonable and prudent;

o state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and

o prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The directors are responsible for maintaining proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies (Jersey) Law 1991. They have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Company and to prevent and detect fraud and other irregularities.


Auditors

A resolution to reappoint the retiring auditors, KPMG Audit Plc, and to authorise the directors to fix their remuneration will be proposed at the Annual General Meeting.


By order of the board




/s/ C. Burns
------------
C Burns
Secretary                                                Whiteley Chambers
                                                                Don Street
                                                                 St Helier
                                                                 Jersey
                                                                   JE4 9WG

22 March 2001

Telewest Finance (Jersey) Limited

Report of the auditors, KPMG Audit Plc, to the members of Telewest Finance (Jersey) Limited


We have audited the financial statements on pages 6 to 12.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the directors' report and, as described on page 4, the financial statements in accordance with applicable Jersey law and UK accounting standards. Our responsibilities, as independent auditors, are established in Jersey by law, the UK Auditing Practices Board and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies (Jersey) Law 1991. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the Company is not disclosed.

We read the other information accompanying the financial statements and consider whether it is consistent with those statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of opinion

We conducted our audit in accordance with Auditing Standards issued by the UK Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs as at 31 December 2000 and of its profit for the period then ended and have been properly prepared in accordance with the Companies (Jersey) Law 1991.


/s/ KPMG Audit Plc
------------------
     KPMG Audit Plc                                                PO Box 695
     Chartered Accountants                                 8 Salisbury Square
     Registered Auditor                                                London
                                                                     EC4Y 8BB


                                                                22 March 2001

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Telewest Finance (Jersey) Limited

Profit and loss account
for the period ended 31 December 2000

                                                                         2000
                                                                     7 Months
                                                                      (pound)
                                                    Note
Other income                                                           24,028

Other interest receivable and similar income        5               9,483,283

Interest payable and similar charges                6             (9,483,283)

                                                                   ----------
Profit on ordinary activities before and after      4                  24,028
taxation

                                                                   ----------
Retained profit carried forward                                        24,028
                                                                   ==========




The Company had no recognised gains or losses other than those reflected in its profit and loss account. All income and expenditure arose in connection with continuing operations.

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Telewest Finance (Jersey) Limited

Balance sheet
at 31 December 2000

                                                  Note                    2000
                                                                   (pound)'000

Current assets
Debtors: due after more than one year               7              343,843,655
                                                                 -------------

Creditors: amounts falling due within one year      8              (9,483,283)
                                                                 -------------

Net current assets                                                 334,360,372
                                                                 -------------

Total assets less current liabilities                              334,360,372
                                                                 -------------

Creditors: amounts falling due after more than
    one year                                        9            (334,336,342)
                                                                 -------------
                                                                        24,030
                                                                 =============
Net assets

Capital and reserves
Called up share capital                             10                       2
Profit and loss account                             11                  24,028
                                                                 -------------
Equity shareholder's funds                          12                  24,030
                                                                 =============


These financial statements were approved by the board of directors on 22 March 2001 and were signed on its behalf by:


/s/ CJ Burdick
--------------
CJ Burdick
Director

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Telewest Finance (Jersey) Limited

Notes to the financial statements
for the period ended 31 December 2000


1        Accounting policies

         The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the Company's financial statements.

         Basis of preparation

         The financial statements have been prepared in accordance with applicable accounting standards and under the historical cost accounting rules. They have been prepared on the basis that the Company will continue as a going concern on the basis that Telewest Communications plc will provide the necessary financial support to enable the Company to meet its liabilities as and when they fall due for the foreseeable future.

         Cash flow exemption

         The Company is exempt from the requirement of Financial Reporting Standard No. 1 (revised 1996) to prepare a cash flow statement as it is a wholly owned subsidiary undertaking of Telewest Communications plc and its cash flows are included within the consolidated cash flow statement of that company.

         Related party transactions

         The Company is exempt from the requirement to disclose transactions with entities that are part of the group headed by Telewest Communications plc, the Company's ultimate parent undertaking, or investees of that group qualifying as related parties, as more than 90% of the Company's voting rights are controlled within that group and the consolidated financial statements of Telewest Communications plc, in which the Company is included, are publicly available.


         Taxation

         The charge for taxation is based on the loss for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Provision is made for deferred taxation only to the extent that it is probable that an actual asset or liability will crystallise.

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Telewest Finance (Jersey) Limited
Notes to the financial statements (continued)

2        Employees and directors

         There were no employees during the year and no director received any remuneration for services provided to the Company during the year.



3        Auditors' remuneration

         The auditors' remuneration is borne by the ultimate holding company, Telewest Communications plc.



4        Taxation

         There is no corporation tax liability for the current year as a result of group relief from fellow subsidiary undertakings' losses.



5        Other interest receivable and similar income


                                                                      2000
                                                                  7 Months
                                                                   (pound)

         On loans made to parent undertaking                     9,483,283
                                                                 ---------

                                                                 9,483,283
                                                                 =========


6        Interest payable and similar charges

                                                                      2000
                                                                  7 Months
                                                                   (pound)

         Finance Costs of Convertible Notes                      9,483,283
                                                                 ---------

                                                                 9,483,283
                                                                 =========

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Telewest Finance (Jersey) Limited
Notes to the financial statements (continued)



7        Debtors: due after more than one year


                                                                           2000
                                                                        (pound)

         Amounts due from parent undertaking                        343,843,655
                                                                    -----------

                                                                    343,843,655
                                                                    -----------



8        Creditors: amounts falling due within one year


                                                                           2000
                                                                        (pound)

         Accrued Interest                                             9,483,283
                                                                      ---------

                                                                      9,483,283
                                                                      ---------

9        Creditors: amounts falling due after more than one year




                                                                           2000
                                                                        (pound)

         Convertible Notes                                          334,336,342
                                                                    -----------

                                                                    334,336,342
                                                                    -----------

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Telewest Finance (Jersey) Limited
Notes to the financial statements (continued)

9        Creditors: amounts falling due after more than one year (continued)

         On 7 July 2000 the Company issued $500 million principal amount of Senior Convertible Notes (the "Convertible Notes") with a yield to maturity of 6%. Consideration received was (pound)330.2 million. The Convertible Notes mature on 7 July 2005 with interest accruing semi-annually payable in arrears on 7 January and 7 July of each year. The Convertible Notes are convertible into 114.2 million ordinary shares of the Company at a conversion price of 288p per ordinary share. The Convertible notes are redeemable, in whole (but not in part) at the option of the Company at any time on or after 7 July 2003 or at any time when at least 90% of the notes issued have been purchased by the Company and cancelled or converted.

         The Company has decided not to hedge the principal amount of Convertible Notes as the expectation is that the Notes will convert before or on the maturity date, or would be refinanced in US Dollars before maturity date.

         The Convertible Notes are unsecured liabilities of the Company.

10       Share capital


                                                                  2000
                                                               (pound)

         Authorised
         2 Ordinary shares of(pound)1 each                           2
                                                                ------

         Allotted, called up and fully paid
         2 Ordinary shares of(pound)1 each                           2
                                                                ======


11       Reserves


                                                         Profit & Loss
                                                               (pound)

         Profit for the financial year                          24,028
                                                                ------

                                                                24,028
                                                                ======

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Telewest Finance (Jersey) Limited
Notes to the financial statements (continued)

12       Reconciliation of movements in equity shareholder's funds

                                                                     2000
                                                                  (pound)

         Opening equity shareholder's funds                             -
         New capital issued                                             2
         Profit for the year                                       24,028
                                                                   ------

         Closing equity shareholder's funds                        24,030
                                                                   ======

13       Ultimate parent company

         The ultimate parent company of Telewest Finance (Jersey) Limited is Telewest Communications plc which is registered in England and Wales. Telewest Communications plc is the parent of the smallest and largest group for which group financial statements including Telewest Finance (Jersey) Limited are drawn up. Copies of these group financial statements can be obtained from The Company Secretary, Genesis Business Park, Albert Drive, Woking, Surrey, GU21 5RW.

         ADDITIONAL INFORMATION FOR US INVESTORS (unaudited)

         The Company prepares its accounts in accordance with generally accepted accounting principles (GAAP) in the United Kingdom which differ in certain material respects from US GAAP. There are no significant differences which requires it necessary to restate net income and shareholders' equity in accordance with US GAAP.







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